COMDIAL CORPORATION AND SUBSIDIARIES
                                                             Exhibit 11

         SCHEDULE OF COMPUTATION OF EARNINGS PER COMMON SHARE

(Dollars in thousands except share amounts)
                                               Three Months End
                                            April 4,      March 29,
                                              1999           1998
BASIC
Net income applicable to common shares:        $388         $1,839
===================================================================
Weighted average number of common
  shares outstanding during the period    8,859,302      8,707,098
Add - contingency shares                     68,600         72,029
      deferred shares                        11,548             -
Weighted average number of shares used
  in cal-culation of basic earnings per
  common share                            8,939,450      8,779,127
===================================================================
Basic earnings per common share:              $0.04          $0.21

DILUTED
Net income applicable to common
  shares - basic                               $388         $1,839
===================================================================
Weighted average number of shares
  used in cal-culation of basic earnings
  per common share                        8,939,450      8,779,127
Add (deduct) incremental shares representing:
  Shares issuable based on period-end
    Market price or weighted average
    price:
   Stock options                             47,282        200,503
Weighted average number of shares used in
  calculation of diluted earnings per
  common share                            8,986,732      8,979,630
===================================================================
Diluted earnings per common share             $0.04          $0.20